Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

July 22, 2022

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Jan Woo

Nicholas Panos

Austin Pattan

Re:	Twitter, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed July 15, 2022

File No. 001-36164

Ladies and Gentlemen:

On behalf of our client, Twitter, Inc. (“Twitter” or the “Company”), we submit this letter in response to the oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on July 21, 2022, concerning Twitter’s revised preliminary proxy statement on Schedule 14A filed with the Commission on July 15, 2022 (“Amendment No. 2”). Amendment No. 2 further amended Twitter’s preliminary proxy statement on Schedule 14A initially filed with the Commission on May 16, 2022 (the “Preliminary Proxy Statement”).

The Company’s responses to the Staff’s comments, along with related proposed disclosures to be included in the Company’s definitive proxy statement on Schedule 14A are below. In this letter, (1) capitalized terms used but not otherwise defined have the meanings assigned to such terms in Amendment No. 2; and (2) all page numbers refer to pages in Amendment No. 2.

The Staff’s first comment concerned the description of certain litigation involving the Company that is pending in the Southern District of New York. The Company proposes to revise this disclosure, which appears on pages 19 and 135, as follows:

On June 28, 2022, a stockholder of Twitter filed a lawsuit in the Southern District of New York against Twitter and the members of the Twitter Board, asserting claims for violations of Sections 14(a) and 20(a) of the Exchange Act alleging that certain disclosures regarding the merger in the revised preliminary proxy statement filed on June 21, 2022, are materially incomplete and misleading. More specifically, the lawsuit alleges that the preliminary proxy statement should provide additional information and metrics related to the projections and financial analyses described in the preliminary proxy statement. Twitter intends to defend itself vigorously in this litigation.

AUSTIN        BEIJING        BOSTON         BOULDER        BRUSSELS        HONG KONG        LONDON         LOS ANGELES        NEW YORK        PALO ALTO

SALT LAKE CITY        SAN DIEGO        SAN  FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC         WILMINGTON, DE

Securities and Exchange Commission

July 22, 2022

The Staff’s second comment concerned the percentage of the Company’s stockholders who must vote in favor of the adoption of the merger agreement if Mr. Musk does not vote his shares in favor of such adoption. The Company proposes to revise this disclosure, which appears on pages 24 and 36 - 37, as follows:

As of June 30, 2022, Mr. Musk beneficially holds approximately 9.5 percent of our common stock. Pursuant to the merger agreement, Mr. Musk has agreed to retain and not dispose of, and to vote all of his shares of our common stock in favor of the adoption of the merger agreement. As of the record date, our directors and executive officers beneficially owned and were entitled to vote, in the aggregate, [●] shares of our common stock, representing approximately [●] percent of the shares of our common stock outstanding as of the record date. As of the date of this proxy statement, we have not been informed that any of our directors or officers intend to vote their shares other than in favor of adoption of the merger agreement. All such shares of our common stock held beneficially by Mr. Musk, and by our directors and officers (and any shares held by our former directors and officers) as of the record date, that are voted in favor of the adoption of the merger agreement will be counted for purposes of determining whether the proposal to adopt the merger agreement has been approved. Assuming that all such shares of our common stock beneficially held by Mr. Musk, and by our directors and officers as of the record date, are voted in favor of the adoption of the merger agreement, the affirmative vote of stockholders holding an additional [●] percent of our common stock is required to adopt the merger agreement. Alternatively, notwithstanding Mr. Musk’s contractual obligation to vote all shares of Company common stock beneficially owned by him in favor of the adoption of the merger agreement, assuming that all such shares are not voted in favor of the adoption of the merger agreement, but that all shares of our common stock beneficially held by our directors and officers as of the record date are voted in favor of the adoption of the merger agreement, the affirmative vote of stockholders holding an additional [●] percent of our common stock would be required to adopt the merger agreement. For additional information regarding beneficial ownership of common stock, see the section of this proxy statement captioned “Security Ownership of Certain Beneficial Owners and Management.”

The Staff’s third comment concerned certain disclosure regarding the terms of the merger agreement. The Company proposes to revise this disclosure, which consists of the final bullet and the subsequent paragraph appearing on page 144, as follows:

•

any matter disclosed in the SEC filings made by Twitter prior to the date of the merger agreement (other than any disclosures set forth under the headings “Risk Factors” or “Forward-Looking Statements”).

Securities and Exchange Commission

July 22, 2022

In correspondence, Mr. Musk has alleged that Twitter “appears to be dramatically understating the proportion of spam and false accounts” represented in its count of monetizable daily active usage or users (which we refer to as “mDAU”). He has further alleged that “[p]reliminary analysis by his advisors of the information provided by Twitter has caused Mr. Musk to strongly believe that the proportion of false and spam accounts included in the reported mDAU count is wildly higher than 5%.” Additionally, Mr. Musk has alleged that Twitter’s disclosure that it “ceases to count fake or spam users in its mDAU when it determines that those users are fake appears to be false.” Mr. Musk has alleged in correspondence that these purported inaccuracies in Twitter’s SEC filings “may have also caused, or may be reasonably likely to result in, a Company Material Adverse Effect.”

In the merger agreement, Twitter represented that none of its SEC filings since January 1, 2022, as of their respective dates, or, if amended or supplemented, as of the date of the last such amendment or supplement, contained any untrue statement of material fact or any material omissions (which representation we refer to as the “SEC Filings Representation”). Among the conditions to Parent’s obligations to consummate the merger is a requirement that certain of Twitter’s representations (including the SEC Filings Representation) be true and correct as of the closing date, with any failures to be true and correct being disregarded so long as they would not have a Company Material Adverse Effect. The failure of the SEC Filings Representation to be accurate would be relevant to Parent’s obligations to consummate the merger only if such inaccuracy (1) impacted Twitter’s ability, at the closing of the merger, to “bring down” the accuracy of SEC Filings Representation in a manner that would result in a Company Material Adverse Effect (as described in the prior sentence); or (2) independently constituted a Company Material Adverse Effect, which is defined as a “change, event, effect or circumstance which, individually or in the aggregate, has resulted in or would reasonably be expected to result in a material adverse effect on the business, financial condition or results of operations of” Twitter and its subsidiaries, taken as a whole, subject to a number of exceptions. As disclosed above, excluded from the definition of Company Material Adverse Effect is any matter disclosed in Twitter’s SEC filings made prior to the date of the merger agreement (other than any disclosures set forth under the headings “Risk Factors” or “Forward-Looking Statements” in such filings). Twitter has consistently disclosed in its SEC filings that its calculation of mDAU is not based on any standardized industry methodology and is not necessarily calculated in the same manner or comparable to similarly titled measures presented by other companies. Twitter has consistently stated in its SEC filings that there are a number of false or spam accounts in existence on its platform, and that Twitter has performed an internal review of a sample of accounts during the time period covered by such SEC filing and estimated that the average of false or spam accounts during such time period represented fewer than five percent of Twitter’s mDAU during such time period. Twitter has also consistently stated in its SEC filings that in making this determination, Twitter applies significant judgment, so its estimation of false or spam accounts may not accurately represent the actual number of such accounts, and the actual number of false or spam accounts could be higher than Twitter has estimated. Twitter believes its disclosures related to false or spam accounts are accurate and does not believe that any revision of its public

Securities and Exchange Commission

July 22, 2022

disclosures of its estimates is required or appropriate. Nor does Twitter believe that any revision to its public disclosures of its estimates of false or spam accounts, in itself, would impair its ability to “bring down” the accuracy of the SEC Filings Representation in a manner that would result in a Company Material Adverse Effect or independently constitute a Company Material Adverse Effect.

In addition, the Company proposes to revise similar disclosure, which appears on page 158, as follows:

As described above, it is a condition to the obligations of Parent and Acquisition Sub to consummate the merger that the SEC Filings Representation is accurate as of the effective time of the merger (or the date in respect of which the SEC Filings Representation was specifically made, as applicable). The failure of the SEC Filings Representation to be accurate, in itself, would be relevant to Twitter’s ability to satisfy the applicable closing conditions to the merger only if such failure impacted Twitter’s ability, at the closing of the merger, to “bring down” the accuracy of the SEC Filings Representation in a manner that would result in a Company Material Adverse Effect. Twitter stands behind the accuracy of its public disclosures, including with respect to its estimates of false or spam accounts.

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Securities and Exchange Commission

July 22, 2022

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (650) 849-3275 or dschnell@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Douglas K. Schnell
Douglas K. Schnell

cc:	Twitter, Inc.

Parag Agrawal

Ned Segal

Vijaya Gadde

Sean Edgett

Simpson Thacher & Bartlett LLP

Alan Klein

Anthony Vernace

Katherine Krause

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Katharine Martin

Martin Korman

Remi Korenblit

Wachtell, Lipton, Rosen & Katz

William Savitt

Benjamin Roth